Exhibit 99.1

SUMMARY OF RESOLUTIONS OF THE

ANNUAL COMBINED GENERAL SHAREHOLDERS’ MEETING

	Proposed Resolution	Description of the Proposed Resolution	Explanation

(5)	Renewal of the statutory auditors’ term of office.

The Company is seeking shareholder approval to appoint KPMG S.A. as a new statutory auditor and renew VACHON & ASSOCIES’ mandate for a new six-fiscal-year period (i.e., until the annual shareholder meeting approving the financial statements for fiscal year 2023).

Pursuant to French law, the Company’s statutory auditors are appointed for a six fiscal year period. KPMG AUDIT IS and VACHON & ASSOCIES were appointed by the shareholders in 2012 to serve as statutory auditors of the Company the upcoming annual shareholders’ meeting.

The Board of Directors recommends the approval of the appointment of KPMG S.A. and the renewal of VACHON & ASSOCIES’ mandate since the terms of the current statutory auditor expire as of the date of this upcoming annual shareholders’ meeting.

Since KPMG S.A. and VACHON & ASSOCIES are corporate entities, the Company no longer needs to appoint a deputy auditor. Therefore, the shareholders are not requested to renew the mandates of KPMG AUDIT ID and MBV & ASSOCIES which also are expiring as from the date of this shareholders’ meeting.

Fifth Resolution

Renewal of the mandates of the statutory auditors

The General Shareholders’ Meeting, acting in accordance with the quorum and majority requirements required by Ordinary General Meetings,

having considered the Board of Directors’ report,

noting that the terms of office of the statutory auditors, KPMG AUDIT IS and VACHON et ASSOCIES, as well as the mandates of the deputy statutory auditors, KPMG AUDIT ID and MBV and ASSOCIES, expire at the end of this meeting, decides to renew the term of office of VACHON et ASSOCIES for a further six-year term, expiring at the end of the ordinary general meeting of shareholders called to approve the financial statements for the year ended December 31, 2023, decides to appoint KPMG S.A as its new statutory auditors for a six-year term expiring at the end of the ordinary general meeting of shareholders called to approve the financial statements for the year ended December 31, 2023 as a replacement for KPMG AUDIT IS, whose mandate is not renewed,

Decides not to renew the terms of the deputy statutory auditors, KPMG AUDIT ID and MBV and ASSOCIES, as the nomination of deputy statutory auditors is no longer required under French law provided the statutory auditors are not individuals or a sole proprietorship.

Each of the auditors hereby appointed has indicated that he accepts the duties entrusted to him and has declared that he meets all the conditions required by law and regulations for the performance of his duties.